RADCOM LTD. AND ITS SUBSIDIARIES
(AN ISRAELI CORPORATION)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2010

UNAUDITED

INDEX

Page

Interim Consolidated Balance Sheets	2 - 3

Interim Consolidated Statements of Income	4

Interim Consolidated Statements of Changes in Shareholders' Equity	5

Interim Consolidated Statements of Cash Flows	6 - 7

Notes to Interim Consolidated Financial Statements	8 - 12

RADCOM LTD. (AN ISRAELI CORPORATION)
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2010	2009
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,439	$3,274
Trade receivables (net of allowances for doubtful accounts of $ 798 and $ 1,004 as of June 30, 2010 and December 31, 2009, respectively)	4,397	3,610
Inventories	2,918	2,879
Other current assets	1,370	607

Total current assets	11,124	10,370

SEVERENCE PAY FUND	2,444	2,495

PROPERTY AND EQUIPMENT, NET	423	575

Total assets	$13,991	$13,440

The accompanying notes are an integral part of the interim consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES
(An Israeli Corporation)
INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share data

	June 30,	December 31
	2010	2009
	Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$1,954	$1,117
Deferred revenue	684	478
Current maturities of long-term loan	426	1,022
Other payables and accrued expenses	4,170	4,781

Total current liabilities	7,234	7,398

LONG-TERM LIABILITIES:
Deferred revenue	198	85
Long-term loan, net of current maturities	-	170
Warrants related to long term loan	780	248
Accrued severance pay	2,836	2,899

Total long-term liabilities	3,814	3,402

Total liabilities	11,048	10,800

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Share capital:
Ordinary shares of NIS 0.20 par value: 9,997,670 shares authorized at June 30, 2010 and December 31, 2009; 5,132,770 and 5,102,778 shares issued and outstanding at June 30, 2010 and December 31, 2009, respectively	179	177
Additional paid-in capital	51,714	51,544
Accumulated deficit	(48,950)	(49,081)

Total shareholders' equity	2,943	2,640

Total liabilities and shareholders' equity	$13,991	$13,440

The accompanying notes are an integral part of the interim consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES
(An Israeli Corporation)
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share data

	6 months ended June 30,
	2010	2009
	Unaudited
Revenues :
Products	$7,987	$3,395
Services	1,011	1,231

	8,998	4,626

Cost of revenues :
Products	2,730	1,570
Services	282	272

	3,012	1,842

Gross profit	5,986	2,784

Operating expenses:
Research and development	2,085	2,110
Less - royalty-bearing participation	761	785

Research and development, net	1,324	1,325

Selling and marketing	3,096	2,942
General and administrative	633	832

Total operating expenses	5,053	5,099

Operating income (loss)	933	(2,315)

Financial expenses, net	802	42

Net income (loss)	$131	$(2,357)

Net income (loss) per share:
Basic net income (loss) per ordinary share	$0.03	$(0.46)

Diluted net income (loss) per Ordinary Share	$0.02	$(0.46)

Weighted average number of ordinary shares used in computing basic net income (loss) per ordinary share	5,108,447	5,081,426

Weighted average number of ordinary shares used in computing diluted net income (loss) per ordinary share	5,435,567	5,081,426

The accompanying notes are an integral part of the interim consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES
(An Israeli Corporation)
INTERIM CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Share capital			Additional
	Number of			paid-in		Accumulated
	shares	Amount		capital		deficit	Total

Balance as of January 1, 2009	5,081,426	$176		$51,474		$(46,665)	$4,985

Net loss	-	-		-		(2,649)	(2,649)
Cumulative-effect adjustment upon adoption of ASC 815-40 relating warrants	-	-		(266)		233	(33)
Share-based compensation	-	-		272		-	272
Exercise of options	1,039	-	*)	-	*)	- *)	- *)
Exercise of warrants	20,313	1		64		-	65

Balance as of December 31, 2009	5,102,778	177		51,544		$(49,081)	$2,640

Net income	-	-		-		131	131
Share-based compensation	-	-		108		-	108
Exercise of options	29,992	2		62		-	64

Balance as of June 30, 2010 (unaudited)	5,132,770	$179		$51,714		$(48,950)	$2,943

*)           Less than $ 1.

The accompanying notes are an integral part of the interim consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES
(An Israeli Corporation)
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	6 months ended June 30,
	2010	2009
	Unaudited
Cash flows from operating activities:

Net Income (loss)	$131	$(2,357)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation	181	259
Share-based compensation	108	159
Provision for doubtful accounts	(206)	-
Amortization of discount on long-term loan	90	71
Decrease in severance pay, net	(12)	(274)
Decrease (increase) in trade receivables	(581)	3,558
Decrease (increase) in other current assets	(763)	423
Increase in inventories	(39)	(20)
Increase (decrease) in trade payables	821	(535)
Decrease in other payables and accrued expenses	(634)	(237)
Increase in value of warrants	532	9
Decrease of accrued interest on long-term loan	23	11
Increase in deferred revenue	319	11

Net cash (used in) provided by operating activities	(30)	1,078

Cash flows from investing activities:

Purchase of property and equipment	(13)	(6)

Net cash used in investing activities	(13)	(6)

Cash flows from financing activities:

Payments of long term loan	(856)	(667)
Exercise of options	64	-

Net cash used in financing activities	(792)	(667)

(Decrease) increase in cash and cash equivalents	(835)	405
Cash and cash equivalents at beginning of the period	3,274	3,513

Cash and cash equivalents at end of the period	$2,439	$3,918

*)           Less than $ 1

The accompanying notes are an integral part of the interim consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES
(An Israeli Corporation)
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		6 months ended June 30,
		2010	2009
		Unaudited
(a)	Non-cash investing activities:

	Purchase of property and equipment on credit	$16	$12

	Inventories capitalized as property and equipment, net	$-	$28

(b)	Cash paid for interest	$70	$146

The accompanying notes are an integral part of the interim consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES
(An Israeli Corporation)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 1:-	GENERAL

a.
Radcom Ltd. (the "Company") is an Israeli company that operates in one business segment of communication networks. The Company provides innovative network test and service monitoring solutions for communications service providers and equipment vendors. The Company specializes in Next Generation Wireless and Wireline technologies for Voice, Data and Video. The Company's products facilitate fault management, network service performance monitoring and analysis, troubleshooting and pre-mediation. Radcom's shares are listed on the NASDAQ Capital Market.

The Company has a wholly-owned subsidiary in the United States, Radcom Equipment, Inc. (the "US Subsidiary"), which was incorporated in 1993 under the laws of the State of New Jersey. The US Subsidiary is primarily engaged in the selling and marketing of the Company's products in North America.

b.
The Company has accumulated deficit of $48,950 as of June 30, 2010. The Company has managed its liquidity during this time through a series of cost reduction initiatives, including reduction in workforce, expansion of its sales into new markets, private placement transactions and a venture capital loan. The Company believes that its existing capital resources and cash flows from operations will be adequate to satisfy its expected liquidity requirements expected through the end of June 2011. The Company’s foregoing estimate is based, among others, on its current backlog and on the positive trends demonstrated in most of the markets in which it operates during the first half of 2010. There is no assurance that, if required, the Company will be able to raise additional capital or reduce discretionary spending to provide the required liquidity in order to continue as a going concern, beyond June 30, 2011.

NOTE 2:-	UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim financial statements have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information. Accordingly, they do not include all the information and footnotes requires by generally accepted accounting principles in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the Company's consolidated financial position as of June 30, 2010, consolidated results of operations and consolidated cash flows for the six months ended June 30, 2010 and 2009, have been included. Results for the six months period ended June 30, 2010, are not necessarily indicative of the results that may be expected for the year to end on December 31, 2010.

These financials should be read in conjunction with the Company’s annual financial statements and accompanying notes as of December 31, 2009 included in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 25, 2010.

RADCOM LTD. AND ITS SUBSIDIARIES
(An Israeli Corporation)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 3:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared according to United States generally accepted accounting Principles ("US GAAP").

a.	Use of estimates:

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates, judgments and assumptions. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

b.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly- owned subsidiaries. Intercompany transactions and balances have been eliminated upon consolidation.

c.	New Accounting Standards Recently Adopted

Revenue Recognition for Arrangements with Multiple Deliverables

The Company’s revenue arrangements include its products and the Company provides a one-year warranty, which includes bug fixing and a hardware warranty ("Warranty"). The Company records an appropriate provision for Warranty in accordance with ASC 450 "Contingencies". After the Warranty period initially provided with the Company's products, the Company may sell extended warranty contracts on a standalone basis, which includes bug fixing and a hardware warranty. In such cases, revenues attributable to the extended warranty are deferred at the time of the initial sale and recognized ratably over the extended contract warranty period.

During the first quarter of 2010, the Company adopted the guidance of ASU No. 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements, and ASU No. 2009-14, Software (Topic 985): Certain Revenue Arrangements That Include Software Elements which were ratified by the Financial Accounting Standards Board (FASB) Emerging Issues Task Force on September 23, 2009.  ASU No. 2009-13 affects accounting and reporting for all multiple-deliverable arrangements.  It also affects companies that are affected by the amendments of ASU No. 2009-14. As such, the Company will prospectively apply these provisions to all revenue arrangements entered into or materially modified after January 1, 2010. During the six month period ended June 30, 2010, the impact of the adoption of these standards was increase of revenues by $300.

The amendments in the ASU No. 2009-14 provide that tangible products containing software components and non-software components that function together to deliver the tangible product’s essential functionality are no longer within the scope of the software revenue guidance in Subtopic 985-605.  In addition, the amendments require that hardware components of a tangible product containing software components always be excluded from the software revenue guidance.

RADCOM LTD. AND ITS SUBSIDIARIES
 (An Israeli Corporation)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 3:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ASU No. 2009-13 establishes a selling price hierarchy for determining the selling price of a deliverable in a sale arrangement.  The selling price for each deliverable is based on vendor-specific objective evidence (“VSOE”) if available, third-party evidence (“TPE”) if VSOE is not available, or estimated selling price (“ESP”) if neither VSOE or TPE is available.  The amendments in this ASU eliminate the residual method of allocation and require that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method.  The relative selling price method allocates any discount in the arrangement proportionately to each deliverable on the basis of the deliverable’s selling price.

Products are typically considered delivered upon shipment. In instances where final acceptance of the product is specified by the customer, revenue is deferred until all acceptance criteria have been met. The Company’s arrangements generally do not include any provisions for cancellation, termination, or refunds that would significantly impact recognized revenue.

The new accounting standards for revenue recognition if applied in the same manner to the period ended June 30, 2009 would not have had a material impact on net sales for that fiscal period.

For transactions entered into prior to January 1, 2010, the Company primarily recognized revenue based on software revenue recognition guidance. As required by ASC 985-605, the Company determined the value of the product component of its multiple-element arrangements (generally when selling product with extended warranty contracts) using the residual method when vendor specific objective evidence (VSOE) of fair value exists for the undelivered elements. VSOE is based on the price charged when an element is sold separately or renewed.

NOTE 4:-	INVENTORIES

	June 30,	December 31,
	2010	2009
	Unaudited

Raw materials	$564	$497
Work in process	576	588
Finished products (*)	1,778	1,794

	$2,918	$2,879

(*)	Includes amounts of $ 1,339 and $ 1,637 at June 30, 2010 and December 31, 2009, respectively, with respect to inventory delivered to customers but for which revenue will be recognized in the future.

RADCOM LTD. AND ITS SUBSIDIARIES
(An Israeli Corporation)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 5:-	WARRANT RELATED TO LONG TERM LOAN

The warrant issued in 2008 in connection with the venture loan is marked to market and changes in its fair value are included in the consolidated statement of operations under financial expenses. The Company utilized an option price model assisted by third party. Estimates and assumptions are provided by management. The value was determined in accordance with ASC 820 "Fair Value Measurements and Disclosures", and was $ 748 as of June 30, 2010.
On July 9, 2010 the Company received a letter from Plenus, the venture lender, irrevocably waiving its contractual right to the anti-dilution down-round protection of the shares covered by the warrant. Consequently the warrant will cease to be marked to market from such date going forward.
On September 21, 2010, the warrant was exercised by means of cashless exercise by Plenus.

NOTE 6:-	BASIC AND DILUTED NET EARNING (LOSS) PER SHARE

Basic net earning (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each period. Diluted net earning (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each period plus dilutive potential Ordinary shares considered outstanding during the period, in accordance with ASC No. 260, "Earnings Per Share".

The following table sets forth the computation of basic and diluted net earning per share of common stock (in thousands):

	Six months ended June 30,
	2010	2009
	Unaudited
Numerator:
Net income (loss), numerator for basic and diluted per share	$131	$(2,357)

Denominator:
Weighted average number of share of common stock	5,108,447	5,081,426
Effect of dilutive securities:
Employee stock options and warrants	327,120	-

Denominator for diluted net earning per share - weighted average assuming exercise of options	5,435,567	5,081,426

The total weighted average number of shares related to the outstanding options and warrants were excluded from the calculations of diluted net earnings per share, as they would have  been anti-dilutive was 801,937 shares for the six months ended June 30, 2010. For the six months ended June 30, 2009 the Company had a net loss, therefore there was no effect of dilutive securities and all of the shares related to the outstanding options and warrants were excluded.

RADCOM LTD. AND ITS SUBSIDIARIES
(An Israeli Corporation)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 7:-	COMMITMENTS AND CONTINGENCIES

Royalty commitments:

The Company receives research and development grants from the Government of Israel, the Office of the Chief Scientist (the "OCS"). In consideration for the research and development grants received from the OCS, the Company has undertaken to pay royalties as a percentage of revenues from products developed from research and development projects financed. Royalty rates are 3.5%. If the Company will not generate sales of products developed with funds provided by the OCS, the Company is not obligated to pay royalties or repay the grants.

Royalties are payable from the time of commencement of sales of all of these products until the cumulative amount of the royalties paid equals 100% of the dollar-linked amounts of the grants received, without interest for projects authorized until December 31, 1998. For projects authorized since January 1, 1999, the repayment bears interest at the LIBOR rate.

The Company's total commitment with respect to royalty-bearing participation received or accrued, net of royalties paid or accrued, amounted to $ 27,800 as of June 30, 2010.

In May 2010, the Company received a notice from the Israeli OCS regarding alleged miscalculations in the amount of royalties paid by the Company to the OCS for the years 1992-2009. The Company believes that all royalties due to the OCS from the sale of products developed with funding provided by the OCS during such years were properly paid or were otherwise accrued as of June 30, 2010.  The Company is currently in the process of reviewing such alleged differences with the OCS. At this preliminary stage the Company is unable to assess the merits of the aforesaid arguments raised by the OCS.

NOTE 8:-	SUBSEQUENT EVENTS

On September 9, 2010, the Company fully re-paid the balance of the venture loan in the amount of $ 426 (see also Note 5).